UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25
                                                       SEC FILE NUMBER
                      NOTIFICATION OF LATE FILING         000-12139

                                FORM 10-QSB            CUSIP NUMBER

                   For Period Ended: September 30, 2001

   [Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

   PART I - REGISTRANT INFORMATION


                  INTELLIQUIS INTERNATIONAL, INC.
                     352 West 12300 South #300
                         Draper, UT 84020

   PART II - RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]      (b)  The subject annual report, semi-annual report,
        transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

   PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form
   10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company is awaiting the completion of the accounting and a few additional days are needed to complete and finalize the financial statements and quarterly information.

   PART IV - OTHER INFORMATION

             (1) Name and telephone number of person to contact in regard to this notification.

             Trevor Smith                  801/501-7955

             (2)  Have all other periodic reports required under
        Section 13 or 15(d) of the Securities Exchange Act of 1934 or
        Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
        answer is no, identify report(s). [ ]Yes   [X]No -

             Form 10QSB for the six months ended June 30, 2001

             (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ]Yes   [X]No

        If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  INTELLIQUIS INTERNATIONAL, INC.

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                            INTELLIQUIS INTERNATIONAL, INC.

                            By:  /s/ Trevor Smith
			             ---------------------
                               Trevor Smith, Director

   Date: November 15, 2001

   [ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]